Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of September, 2005
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: September 22, 2005

List of materials

Documents attached hereto:


i) Revision of FY05 Forecast


                                               Sony Corporation
                                               6-7-35 Kitashinagawa
                                               Shinagawa-ku
                                               Tokyo 141-0001

                                               No: 05-052E
                                               3:00 P.M. JST
                                               September 22, 2005

               SONY ANNOUNCES REVISION OF CONSOLIDATED FORECAST
                  FOR THE FISCAL YEAR ENDING MARCH 31, 2006


Tokyo, September 22, 2005 -- Sony Corporation announced today a revision of its consolidated results forecast for the fiscal year ending March 31, 2006 from those announced on July 28, 2005.

                                           Change from
                        Current Forecast  July Forecast    July Forecast


Sales and operating
 revenue               Y7,250 billion       Unchanged     Y7,250 billion
Operating income
 (loss)                  (20 billion)               -         30 billion
(Restructuring charges
 included within
 operating income        140 billion             +59%         88 billion)
Income before income
 taxes                    40 billion             -43%         70 billion
Equity in net income
 (loss) of affiliated
 companies                (8 billion)       Unchanged         (8 billion)
Net income (loss)        (10 billion)               -         10 billion

Assumed foreign currency exchange rates from the second quarter:
approximately Y107 to the U.S. dollar and approximately Y130 to the Euro.

There has been no revision to the forecast for sales and operating revenue announced on July 28.

However, as a result of additional restructuring announced today as part of Sony Group's mid-term corporate strategy, the forecast for operating income (loss) has been revised downward by Y50 billion. Excluding restructuring charges, the forecast is essentially unchanged from the forecast as of July 28. For more information regarding restructuring please refer to today's announcement "Sony Group Mid-Term Corporate Strategy FY2005-FY2007."

The above forecast includes restructuring charges, recorded as operating expenses, of approximately Y140 billion expected to be incurred across the Sony Group, primarily within the Electronics segment, an increase of Y52 billion from the forecast as of July 28, 2005, while Y90 billion of restructuring charges were recorded for the fiscal year ended March 31, 2005.

The principal reason for the increase in restructuring charges is additional asset impairment write-downs related to CRT televisions primarily in the U.S. and additional early retirement program expenses particularly in Japan.

In addition to the reason described above, the revision to income before income taxes also reflects income of approximately
Y18 billion from the sale of a portion of Sony Corporation's shareholding in Monex Beans Holdings, Inc. announced on September 6, 2005.

Net income has been reduced for the impact of the factors noted above, offset by the net income tax benefit of these events.


Cautionary Statement
Statements made in this release with respect to Sony's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as "believe," "expect," "plans," "strategy," "prospects," "forecast," "estimate," "project," "anticipate," "may" or "might" and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates, as well as the economic conditions in Sony's markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, the Euro and other currencies in which Sony makes significant sales or in which Sony's assets and liabilities are denominated; (iii) Sony's ability to continue to design and develop and win acceptance of its products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology and subjective and changing consumer preferences (particularly in the Electronics, Game and Pictures segments, and music business); (iv) Sony's ability to implement successfully personnel reduction and other business reorganization activities in its Electronics segment, and music business;
(v) Sony's ability to implement successfully its network strategy for its Electronics, Pictures and Other segments, including the music business, and to develop and implement successful sales and distribution strategies in its Pictures segment and music business in light of the Internet and other technological developments; (vi) Sony's continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to correctly prioritize investments (particularly in the Electronics segment); (vii) shifts in customer demand for financial services such as life insurance and Sony's ability to conduct successful Asset Liability Management in the Financial Services segment; and (viii) the success of Sony's joint ventures and alliances. Risks and uncertainties also include the impact of any future events with material unforeseen impacts.


Investor Relations Contacts:

Tokyo                      New York          London
Takao Yuhara               Justin Hill       Chris Hohman/Shinji Tomita
+81-(0)3-5448-2180         +1-212-833-6722   +44-(0)20-7444-9713
Home Page: http://www.sony.net/IR/